02013195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
JAN 23 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bank of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001014956
Registrant CIK Number

8-K FOR 12-25-01
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-74544
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
FEB 11 2002
THOMSON FINANCIAL P

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, 2002.

Bank of America Mortgage Securities, Inc.
(Registrant)

By: Judy V. Ford
Name: Judy V. Ford
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

MBS New Issue Term Sheet

$600,716,045 (approximate)

Bank of America Mortgage Securities, Inc.
Mortgage Pass-Through Certificates, Series 2002-A

Classes A-1, B-1, B-2, B-3, B-4, B-5 & B-6

Bank of America, N.A.
Seller and Servicer

Bank of America.

January 15, 2002

BoAMS 2002-A

To Maturity

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/Fitch)
Offered Certificates						
A-1	$582,907,000	Variable – Pass-thru [2]	3.25	1 – 360	1/25/2032	AAA/AAA
B-1	$8,410,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	AA/Not Rated
B-2	$3,304,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	A/Not Rated
B-3	$2,703,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	BBB/Not Rated
B-4	$601,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	BB/Not Rated
B-5	$1,201,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	B/Not Rated
B-6	$1,202,150	Variable – Seq [2]	5.81	1 – 360	1/25/2032	Not Rated
Not Offered Hereunder						
A-PO	$387,895	Principal Only [3]	3.30	1 – 360	1/25/2032	AAA/AAA

(1) Class sizes are subject to a 10% variance of the stated size.

(2) For each Distribution Date occurring in the month of and prior to May 2006 interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of June 2006 and prior to December 2006 interest will accrue on the certificates at a rate equal to the lesser of (i) a fixed rate, which may be different for each of the certificates, and (ii) the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after December 2006 interest will accrue on the certificates at a rate equal to the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(3) For each Distribution Date occurring prior to December 2006 the Class A-PO Certificates are only entitled to principal distributions and will not accrue interest. For each Distribution Date occurring on or after December 2006 interest will accrue on the certificates at a rate equal to the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

To The Weighted Average Rate Reset Date [3]

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/Fitch)
Offered Certificates						
A-1	$582,907,000	Variable – Pass-thru [2]	2.55	1 – 59	12/25/2006	AAA/AAA

(1) Class sizes are subject to a 10% variance of the stated size

(2) For each Distribution Date occurring in the month of and prior to May 2006 interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of June 2006 and prior to December 2006 interest will accrue on the certificates at a rate equal to the lesser of (i) a fixed rate, which may be different for each of the certificates, and (ii) the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after December 2006 interest will accrue on the certificates at a rate equal to the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(3) Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of December 2006.

Preliminary Summary of Terms

Transaction:	Bank of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2002-A
Lead Manager (Book Runner):	Banc of America Securities LLC
Co-Managers:	Bear, Stearns & Co. Inc. and Lehman Brothers Inc.
Seller and Servicer:	Bank of America, N.A.
Trustee:	The Bank of New York
Transaction Size:	$600,716,045
Securities Offered:	$582,907,000 Class A-1 Certificates $ 8,410,000 Class B-1 Certificates $ 3,304,000 Class B-2 Certificates $ 2,703,000 Class B-3 Certificates $ 601,000 Class B-4 Certificates $ 1,201,000 Class B-5 Certificates $ 1,202,150 Class B-6 Certificates
Collateral:	5/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years and thereafter the Mortgage Loans have a variable interest rate.
Rating Agencies:	Standard and Poor's and Fitch (Senior Certificates) and Standard and Poor's (Subordinate Certificates only)
Expected Pricing Date:	Week of January 14th, 2002
Expected Closing Date:	January 24, 2002
Collection Period:	The calendar month preceding the current Distribution Date
Distribution Date:	25th of each month, or the next succeeding Business Date (First Payment Date: February 25, 2002)
Cut-Off Date:	January 1, 2002

Preliminary Summary of Terms	
Senior Certificates:	Class A-1, A-PO – Class A Certificates
Subordinate Certificates:	Class B-1, B-2, B-3, B-4, B-5 and B-6 Certificates - Class B Certificates
Total Certificates:	The Class A and Class B Certificates
Day Count:	30/360
Prepayment Speed:	25% CPR
Optional Clean-up Call:	Any Distribution Date on or after which the Aggregate Principal Balance of the Mortgage Loans declines to 10% or less of the Aggregate Principal Balance as of the Cut-Off Date ("Cut-Off Date Pool Principal Balance")
Administrative Fee:	The Administrative Fees with respect to the Trust are payable out of the interest payments received on each Mortgage Loan. The "Administrative Fees" consist of (a) servicing compensation payable to the Servicer in respect of its servicing activities (the "Servicing Fee") and (b) fees paid to the Trustee. The Administrative Fees will accrue on the Stated Principal Balance of each Mortgage Loan at a rate (the "Administrative Fee Rate") equal to the sum of the Servicing Fee for such Mortgage Loan and the Trustee Fee Rate. The Trustee Fee Rate will be 0.0030% per annum. In the month of and prior to the Distribution Date in November 2006, the Servicing Fee Rate will be with respect to each Mortgage Loan, the per annum rate equal to (i) the related Mortgage Interest Rate less (ii) the sum of [%] and the Trustee Fee Rate; *provided, however*, that the Servicing Fee Rate will not be less than 0.250% per annum with respect to any Mortgage Loan. After the Distribution Date in November 2006, the Servicing Fee Rate will equal 0.250% per annum for each Mortgage Loan.
Clearing:	DTC
Denomination:	Class A-1 – minimum $1,000; increments of $1 in excess thereof; Classes A-PO, B-1, B-2, B-3, B-4, B-5 and B-6 – minimum $25,000; increments of $1 in excess thereof.
SMMEA Eligibility:	The Class A Certificates and the Class B-1 Certificate are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	All of the Certificates, except the B-4, B-5 and B-6, are expected to be ERISA eligible.
Tax Structure:	REMIC

Preliminary Summary of Terms	
Principal:	Principal will be allocated to the certificates according to the Priority of Distributions. The Senior Principal Distribution Amount will generally be allocated to the Senior Certificates (other than to Class A-PO prior to December 2006 which will receive principal based on the PO Principal Amount; on and after the Distribution Date occurring in the month of December 2006 principal will be allocated to the Class A-PO based upon the Senior Principal Distribution Amount) and the Subordinate Principal Distribution Amount will generally be allocated to the Subordinate Certificates on a pro-rata basis but will be distributed sequentially in accordance with their numerical class designations. *(Please see the Priority of Distributions section)*
Interest Accrual:	Interest will accrue on each class of Certificates (except for Class A-PO; interest will accrue on Class A-PO beginning in December 2006 and thereafter) during each one-month period ending on the last day of the month preceding the month in which each Distribution Date occurs (each, an "Interest Accrual Period"). The initial Interest Accrual Period will be deemed to have commenced on January 1, 2002. Interest which accrues on such class of Certificates during an Interest Accrual Period will be calculated on the assumption that distributions which reduce the principal balances thereof on the Distribution Date in that Interest Accrual Period are made on the first day of the Interest Accrual Period.
Pool Distribution Amount:	The Pool Distribution Amount with respect to any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Mortgage Loans, by foreclosure or otherwise (collectively, "Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.

Preliminary Summary of Terms

Class A Percentage:	For any Distribution Date the percentage equal to (i) the aggregate principal balance of the Senior Certificates divided by (ii) the aggregate principal balance of the Total Certificates.
Class B Percentage:	For any Distribution Date the percentage equal to 100% minus the Class A Percentage.
Senior Percentage:	For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Senior Certificates (other than the Class A-PO Certificates only prior to December 2006) divided by (ii) the aggregate principal balance of the Total Certificates (other than the Class A-PO Certificates only prior to December 2006).
Subordinated Percentage:	For any Distribution Date the percentage equal to 100% minus the Senior Percentage for such date.
Senior Prepayment Percentage:	For the following Distribution Dates, will be as follows:

Distribution Date	Senior Prepayment Percentage
Feb. 2002 through Jan. 2009	100%
Feb. 2009 through Jan. 2010	the Senior %, plus 70% of the Sub. %
Feb. 2010 through Jan. 2011	the Senior %, plus 60% of the Sub. %
Feb. 2011 through Jan. 2012	the Senior %, plus 40% of the Sub. %
Feb. 2012 through Jan. 2013	the Senior %, plus 20% of the Sub. %
Feb. 2013 and thereafter	the Senior %

However, (i) if on any Distribution Date the Class A Percentage exceeds the initial Class A Percentage, the Senior Prepayment Percentage for such date will equal 100%, (ii) if on any Distribution Date prior to the February 2005 Distribution Date, prior to giving effect to any distributions, the Class B Percentage for such Distribution Date is greater than or equal to twice the initial Class B Percentage, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage plus 50% of the Subordinate Percentage, and (iii) if on or after the February 2005 Distribution Date, prior to giving effect to any distributions, the Class B Percentage for such Distribution Date is greater than or equal to twice the initial Class B Percentage for such Distribution Date, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage.

Net Mortgage Interest Rate:	As to any Mortgage Loan and Distribution Date, such Mortgage Loan's Mortgage Interest Rate thereon on the first day of the month preceding the month of the related Distribution Date reduced by the Servicing Fee Rate applicable to each Mortgage Loan and the Trustee Fee Rate.
Discount Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Premium Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Non-PO Percentage:	Prior to the Distribution Date occurring in December 2006 as to any Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Mortgage Loan that is not a Discount Mortgage Loan or with respect to each Distribution Date occurring on or after December 2006, 100%.
PO Percentage:	Prior to the Distribution Date occurring in December 2006 as to any Discount Mortgage Loan, 100% minus the Non-PO Percentage for such Mortgage Loan. As to any Mortgage Loan that is not a Discount Mortgage Loan or with respect to each Distribution Date occurring on or after December 2006, 0%.
Non-PO Principal Amount:	As to any Distribution Date occurring before December 2006, the sum of the applicable Non-PO Percentage of (a) the principal portion of each Monthly Payment (without giving effect to payments to certain reductions thereof due on each Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to this Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Mortgage Loan and (f) all Principal Prepayments received during the calendar month preceding the month of such Distribution

PO Principal Amount:	As to any Distribution Date occurring before December 2006, the sum of the applicable PO Percentage of (a) the principal portion of each Monthly Payment (without giving effect to payments to certain reductions thereof due on each Discount Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Discount Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to this Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Discount Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Discount Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Discount Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Discount Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Discount Mortgage Loan and (f) all Principal Prepayments on Discount Mortgage Loans received during the calendar month preceding the month of such Distribution
Senior Principal Distribution Amount:	As to any Distribution Date before December 2006, the sum of (i) the Senior Percentage of the applicable Non-PO Percentage of all amounts described in clauses (a) through (d) of the definition of "Non-PO Principal Amount" for such Distribution Date and (ii) the Senior Prepayment Percentage of the applicable Non-PO Percentage of the amounts described in clauses (e) and (f) of the definition of "Non-PO Principal Amount" for such Distribution Date subject to certain reductions due to losses. For any Distribution Date on or after December 2006, the Senior Principal Distribution Amount will equal the sum of: (i) the Senior Percentage of scheduled principal payments and (ii) the Senior Prepayment Percentage of unscheduled principal payments.
Subordinate Principal Distribution Amount:	With respect to any Distribution Date before December 2006, an amount equal to the sum of (i) the Subordinate Percentage of the applicable Non-PO Percentage of all amounts described in clauses (a) through (d) of the definition of "Non-PO Principal Amount" for such Distribution Date and (ii) the Subordinate Prepayment Percentage of the applicable Non-PO Percentage of the amounts described in clauses (e) and (f) of the definition of "Non-PO Principal Amount" for such Distribution Date subject to certain reductions due to losses. For any Distribution Date on or after December 2006, the Subordinate Principal Distribution Amount will equal the sum of: (i) the Subordinate Percentage of scheduled principal payments and (ii) the Subordinate Prepayment Percentage of unscheduled principal payments.

Class A-PO Deferred Amount:	As to any Distribution Date prior to the Senior Credit Support Depletion Date, the aggregate of the applicable PO Percentage of each Realized Loss, other than an Excess Loss, to be allocated to the Class A-PO Certificates on such Distribution Date or previously allocated to the Class A-PO Certificates and not yet paid to the Holders of the Class A-PO Certificates. Class A-PO Deferred Amounts will be payable to the holders of the Class A-PO Certificates from amounts otherwise distributable as principal to the Class B Certificates, in reverse order of priority beginning with the Class B-6 Certificates.

Credit Support

Credit support for the Offered Certificates is provided by subordination. Please see the diagram below. Additional credit enhancement is provided by the allocation of all principal prepayments to the Senior Certificates, subject to certain exceptions, for the first seven years and the disproportionately greater allocation of prepayments to the Senior Certificates over the following four years. The disproportionate allocation of prepayments will accelerate the amortization of those Senior Certificates relative to the amortization of the Subordinate Certificates. As a result, the credit support percentage for the Class A Certificates should be maintained and may be increased during the first eleven years.

Subordination of Class B Certificates

Priority of Payment (↓) — Order of Loss Allocation (↑)

Class A (Credit Support 2.90%)
Class B-1 (Credit Support 1.50%)
Class B-2 (Credit Support 0.95%)
Class B-3 (Credit Support 0.50%)
Class B-4 (Credit Support 0.40%)
Class B-5 (Credit Support 0.20%)
Class B-6 (Credit Support 0.00%)

Priority of Distributions

Distributions will be made on each Distribution Date from the Pool Distribution Amount in the following order of priority:

Priority of Distributions

First, to the Trustee

↓

Second, to Class A to pay Interest

↓

Third, to Class A-1 and Class A-PO to pay Principal

↓

Fourth, to Class A-PO to pay any applicable Class A-PO Deferred Amounts

↓

Fifth, sequentially, to each class of Subordinate Certificates to pay Interest and Principal in the order of numerical class designations, beginning with Class B-1, until each class balance is zero

↓

Sixth, to the residual certificate, any remaining amounts

Bond Summary to Maturity

A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	4.647	4.743	4.772	**4.789**	4.796	4.793	4.742
Average Life (Years)	11.188	5.358	4.094	**3.254**	2.662	2.225	1.410
Modified Duration	7.624	4.199	3.352	**2.754**	2.309	1.968	1.296
First Principal Payment Date	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02
Last Principal Payment Date	1/25/32	1/25/32	1/25/32	**1/25/32**	1/25/32	1/25/32	5/25/29
Principal Payment Window (Months)	360	360	360	**360**	360	360	328

Bond Summary to Weighted Average Rate Reset Date[1]

A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	4.930	4.903	4.887	**4.870**	4.850	4.829	4.749
Average Life (Years)	4.209	3.276	2.892	**2.553**	2.252	1.988	1.370
Modified Duration	3.681	2.899	2.575	**2.287**	2.031	1.804	1.267
First Principal Payment Date	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02
Last Principal Payment Date	12/25/06	12/25/06	12/25/06	**12/25/06**	12/25/06	12/25/06	12/25/06
Principal Payment Window (Months)	59	59	59	**59**	59	59	59

(1) Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of December 2006.

Collateral Summary

Description of The Mortgage Loans

The Mortgage Loans consist of 5/1 Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 5 years and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year Libor and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year Libor index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Total Outstanding Loan Balance		$600,716,046	
Total Number of Loans		1,194	
Average Loan Principal Balance		$503,112	$301,200 to $1,000,000
WA Gross Coupon		6.061%	4.750% to 7.000%
WA FICO		732	620 to 838
WA Original Term (mos.)		359	120 to 360
WA Remaining Term (mos.)		358	120 to 360
WA OLTV		65.04%	20.00% to 95.00%
Months to First Adjustment Date		60	52 to 60
WA Gross Margin		2.250%	
WA Rate Ceiling		11.061%	9.750% to 12.000%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	69.00%	
	FL	3.33%	
	VA	2.90%	
	CO	2.49%	
	MD	2.33%	

Collateral Summary

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Primary Residence	1,119	$562,154,390.90	93.58%
Second Home	65	34,333,358.96	5.72
Investor Property	10	4,228,296.25	0.70
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Single Family Residence	729	$369,002,184.83	61.43%
PUD - Detached	334	168,976,153.78	28.13
Condominium	80	37,011,212.58	6.16
PUD - Attached	31	13,644,567.34	2.27
2-Family	12	6,738,881.89	1.12
4-Family	4	2,799,340.68	0.47
3-Family	4	2,543,705.01	0.42
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

Mortgage Loan Purpose

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Refinance - Rate/Term	680	$352,071,971.96	58.61%
Purchase	280	136,815,334.78	22.78
Refinance - Cashout	234	111,828,739.37	18.62
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

Geographical Distribution of the Mortgage Properties (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Arizona	24	$12,719,623.97	2.12%
California	823	414,515,497.95	69.00
Colorado	30	14,983,684.78	2.49
Connecticut	2	1,088,943.13	0.18
District of Columbia	11	5,864,908.37	0.98
Florida	40	20,015,243.50	3.33
Georgia	26	12,353,211.13	2.06
Idaho	2	1,700,000.00	0.28
Illinois	22	11,038,171.74	1.84
Kansas	2	891,448.41	0.15
Kentucky	1	453,000.00	0.08
Maryland	28	13,986,788.95	2.33
Massachusetts	4	2,396,134.05	0.40
Michigan	1	459,200.00	0.08
Minnesota	6	3,302,705.64	0.55
Missouri	7	3,343,803.78	0.56
Nevada	15	7,640,489.48	1.27
New Jersey	1	365,700.00	0.06
New Mexico	4	2,585,250.00	0.43
North Carolina	20	9,634,987.27	1.60
Ohio	1	408,083.51	0.07
Oregon	3	1,070,500.00	0.18
Pennsylvania	2	655,143.09	0.11
Rhode Island	3	2,336,234.29	0.39
South Carolina	18	10,639,470.39	1.77
Tennessee	15	7,389,774.18	1.23
Texas	23	10,676,108.58	1.78
Utah	1	534,400.00	0.09
Vermont	1	500,000.00	0.08
Virginia	37	17,398,953.12	2.90
Washington	19	8,580,051.00	1.43
West Virginia	1	489,200.00	0.08
Wisconsin	1	699,335.80	0.12
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 1.42% of the Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances (1)

Current Mortgage Loan Principal Balances	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
$300,000.01 to $350,000.00	215	$70,436,041.96	11.73%
$350,000.01 to $400,000.00	213	80,158,512.45	13.34
$400,000.01 to $450,000.00	146	62,187,327.31	10.35
$450,000.01 to $500,000.00	164	78,617,040.89	13.09
$500,000.01 to $550,000.00	84	44,304,491.97	7.38
$550,000.01 to $600,000.00	85	49,074,921.79	8.17
$600,000.01 to $650,000.00	73	45,977,565.96	7.65
$650,000.01 to $700,000.00	67	45,566,291.29	7.59
$700,000.01 to $750,000.00	47	34,689,647.63	5.77
$750,000.01 to $800,000.00	14	10,976,248.38	1.83
$800,000.01 to $850,000.00	22	18,294,238.50	3.05
$850,000.01 to $900,000.00	19	16,711,873.33	2.78
$900,000.01 to $950,000.00	13	12,110,952.83	2.02
$950,000.01 to $1,000,000.00	32	31,610,891.82	5.26
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Mortgage Loans is expected to be approximately $503,112.

Original Loan-To-Value Ratios (1)

Original Loan-To-Value Ratios	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
15.01% to 20.00%	1	$1,000,000.00	0.17%
20.01% to 25.00%	8	4,470,026.25	0.74
25.01% to 30.00%	18	11,367,481.74	1.89
30.01% to 35.00%	23	11,250,573.92	1.87
35.01% to 40.00%	45	24,807,795.75	4.13
40.01% to 45.00%	44	23,782,253.19	3.96
45.01% to 50.00%	68	37,705,137.83	6.28
50.01% to 55.00%	65	32,088,388.14	5.34
55.01% to 60.00%	85	44,871,609.48	7.47
60.01% to 65.00%	102	51,072,100.22	8.50
65.01% to 70.00%	180	95,433,981.98	15.89
70.01% to 75.00%	140	72,225,820.80	12.02
75.01% to 80.00%	395	183,146,468.02	30.49
85.01% to 90.00%	10	3,746,719.77	0.62
90.01% to 95.00%	10	3,747,689.02	0.62
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Mortgage Loans is expected to be approximately 65.04%.

Current Mortgage Interest Rates (1)

Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
4.501% to 4.750%	5	$2,464,245.86	0.41%
4.751% to 5.000%	2	821,239.00	0.14
5.001% to 5.250%	21	10,796,713.03	1.80
5.251% to 5.500%	40	19,600,595.98	3.26
5.501% to 5.750%	141	70,561,184.88	11.75
5.751% to 6.000%	372	184,956,665.00	30.79
6.001% to 6.250%	379	194,940,984.21	32.45
6.251% to 6.500%	177	87,793,605.55	14.61
6.501% to 6.750%	52	26,541,900.06	4.42
6.751% to 7.000%	5	2,238,912.54	0.37
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Mortgage Loans is expected to be approximately 6.061%.

Gross Margins

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
2.250%	1,194	$600,716,046.11	100.00%
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

Rate Ceilings (1)

Maximum Lifetime Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
9.501% to 9.750%	5	$2,464,245.86	0.41%
9.751% to 10.000%	2	821,239.00	0.14
10.001% to 10.250%	21	10,796,713.03	1.80
10.251% to 10.500%	40	19,600,595.98	3.26
10.501% to 10.750%	141	70,561,184.88	11.75
10.751% to 11.000%	372	184,956,665.00	30.79
11.001% to 11.250%	379	194,940,984.21	32.45
11.251% to 11.500%	177	87,793,605.55	14.61
11.501% to 11.750%	52	26,541,900.06	4.42
11.751% to 12.000%	5	2,238,912.54	0.37
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Mortgage Loans is expected to be approximately 11.061%.

First Adjustment Date (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
May 1, 2006	1	$561,125.61	0.09%
June 1, 2006	1	397,606.82	0.07
July 1, 2006	1	488,290.29	0.08
August 1, 2006	2	784,146.83	0.13
September 1, 2006	3	1,131,180.89	0.19
October 1, 2006	4	1,535,071.09	0.26
November 1, 2006	10	6,256,472.90	1.04
December 1, 2006	517	257,834,001.78	42.92
January 1, 2007	655	331,728,149.90	55.22
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Mortgage Loans is expected to be approximately 60 months.

Remaining Terms (1)

Remaining Term	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
61 to 120 months	1	$473,100.00	0.08%
121 to 180 months	5	2,043,480.00	0.34
181 to 240 months	2	1,454,326.03	0.24
241 to 300 months	2	1,390,073.32	0.23
301 to 360 months	1,184	595,355,066.76	99.11
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Mortgage Loans is expected to be approximately 358 months.

Credit Scoring of Mortgagors (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
601 to 650	54	$25,652,049.68	4.27%
651 to 700	214	111,477,455.98	18.56
701 to 750	439	221,764,682.65	36.92
751 to 800	460	227,110,573.36	37.81
801 to 850	23	13,059,667.37	2.17
Unknown Scores	4	1,651,617.07	0.27
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

Banc of America Securities

MBS New Issue Term Sheet

$600,716,045(approximate)

Bank of America Mortgage Securities, Inc.
Mortgage Pass-Through Certificates, Series 2002-A

Classes A-1,B-1, B-2, B-3, B-4, B-5 & B-6

Bank of America, N.A.
Seller and Servicer

Bank of America

January 14 2002

BoAMS 2002-A

To Maturity

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/Fitch)
Offered Certificates						
A-1	$582,907,000	Variable – Pass-thru [2]	3.25	1 – 360	1/25/2032	AAA/AAA
B-1	$8,410,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	AA/Not Rated
B-2	$3,304,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	A/Not Rated
B-3	$2,703,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	BBB/Not Rated
B-4	$601,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	BB/Not Rated
B-5	$1,201,000	Variable – Seq [2]	5.81	1 – 360	1/25/2032	B/Not Rated
B-6	$1,202,150	Variable – Seq [2]	5.81	1 – 360	1/25/2032	Not Rated
Not Offered Hereunder						
A-PO	$387,895	Principal Only [3]	3.30	1 – 360	1/25/2032	AAA/AAA

(1) *Class sizes are subject to a 10% variance of the stated size.*

(2) *For each Distribution Date occurring in the month of and prior to May 2006 interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of June 2006 and prior to December 2006 interest will accrue on the certificates at a rate equal to the lesser of (i) a fixed rate, which may be different for each of the certificates, and (ii) the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after December 2006 interest will accrue on the certificates at a rate equal to the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *For each Distribution Date occurring prior to December 2006 the Class A-PO Certificates are only entitled to principal distributions and will not accrue interest. For each Distribution Date occurring on or after December 2006 interest will accrue on the certificates at a rate equal to the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

To The Weighted Average Rate Reset Date [3]

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/Fitch)
Offered Certificates						
A-1	$582,907,000	Variable – Pass-thru [2]	2.55	1 – 59	12/25/2006	AAA/AAA

(1) *Class sizes are subject to a 10% variance of the stated size*

(2) *For each Distribution Date occurring in the month of and prior to May 2006 interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of June 2006 and prior to December 2006 interest will accrue on the certificates at a rate equal to the lesser of (i) a fixed rate, which may be different for each of the certificates, and (ii) the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after December 2006 interest will accrue on the certificates at a rate equal to the weighted average of the mortgage interest rates of the Mortgage Loans less the Administrative Fee Rate (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of December 2006.*

Preliminary Summary of Terms	
Transaction:	Bank of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2002-A
Lead Manager (Book Runner):	Banc of America Securities LLC
Co-Managers:	Bear, Stearns & Co. Inc. and Lehman Brothers Inc.
Seller and Servicer:	Bank of America, N.A.
Trustee:	The Bank of New York
Transaction Size:	$600,716,045
Securities Offered:	$582,907,000 Class A-1 Certificates $ 8,410,000 Class B-1 Certificates $ 3,304,000 Class B-2 Certificates $ 2,703,000 Class B-3 Certificates $ 601,000 Class B-4 Certificates $ 1,201,000 Class B-5 Certificates $ 1,202,150 Class B-6 Certificates
Collateral:	5/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years and thereafter the Mortgage Loans have a variable interest rate.
Rating Agencies:	Standard and Poor's and Fitch (Senior Certificates) and Standard and Poor's (Subordinate Certificates only)
Expected Pricing Date:	Week of January 14th, 2002
Expected Closing Date:	January 24, 2002
Collection Period:	The calendar month preceding the current Distribution Date
Distribution Date:	25th of each month, or the next succeeding Business Date (First Payment Date: February 25, 2002)
Cut-Off Date:	January 1, 2002

Preliminary Summary of Terms

Senior Certificates:	Class A-1, A-PO – Class A Certificates
Subordinate Certificates:	Class B-1, B-2, B-3, B-4, B-5 and B-6 Certificates - Class B Certificates
Total Certificates:	The Class A and Class B Certificates
Day Count:	30/360
Prepayment Speed:	25% CPR
Optional Clean-up Call:	Any Distribution Date on or after which the Aggregate Principal Balance of the Mortgage Loans declines to 10% or less of the Aggregate Principal Balance as of the Cut-Off Date ("Cut-Off Date Pool Principal Balance")
Administrative Fee:	The Administrative Fees with respect to the Trust are payable out of the interest payments received on each Mortgage Loan. The "Administrative Fees" consist of (a) servicing compensation payable to the Servicer in respect of its servicing activities (the "Servicing Fee") and (b) fees paid to the Trustee. The Administrative Fees will accrue on the Stated Principal Balance of each Mortgage Loan at a rate (the "Administrative Fee Rate") equal to the sum of the Servicing Fee for such Mortgage Loan and the Trustee Fee Rate. The Trustee Fee Rate will be 0.0030% per annum. In the month of and prior to the Distribution Date in November 2006, the Servicing Fee Rate will be with respect to each Mortgage Loan, the per annum rate equal to (i) the related Mortgage Interest Rate less (ii) the sum of [%] and the Trustee Fee Rate; *provided, however,* that the Servicing Fee Rate will not be less than 0.250% per annum with respect to any Mortgage Loan. After the Distribution Date in November 2006, the Servicing Fee Rate will equal 0.250% per annum for each Mortgage Loan.
Clearing:	DTC
Denomination:	Class A-1 – minimum $1,000; increments of $1 in excess thereof; Classes A-PO, B-1, B-2, B-3, B-4, B-5 and B-6 – minimum $25,000; increments of $1 in excess thereof.
SMMEA Eligibility:	The Class A Certificates and the Class B-1 Certificate are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	All of the Certificates, except the B-4, B-5 and B-6, are expected to be ERISA eligible.
Tax Structure:	REMIC

Preliminary Summary of Terms

Principal:	Principal will be allocated to the certificates according to the Priority of Distributions. The Senior Principal Distribution Amount will generally be allocated to the Senior Certificates (other than to Class A-PO prior to December 2006 which will receive principal based on the PO Principal Amount; on and after the Distribution Date occurring in the month of December 2006 principal will be allocated to the Class A-PO based upon the Senior Principal Distribution Amount) and the Subordinate Principal Distribution Amount will generally be allocated to the Subordinate Certificates on a pro-rata basis but will be distributed sequentially in accordance with their numerical class designations. *(Please see the Priority of Distributions section)*
Interest Accrual:	Interest will accrue on each class of Certificates (except for Class A-PO; interest will accrue on Class A-PO beginning in December 2006 and thereafter) during each one-month period ending on the last day of the month preceding the month in which each Distribution Date occurs (each, an "Interest Accrual Period"). The initial Interest Accrual Period will be deemed to have commenced on January 1, 2002. Interest which accrues on such class of Certificates during an Interest Accrual Period will be calculated on the assumption that distributions which reduce the principal balances thereof on the Distribution Date in that Interest Accrual Period are made on the first day of the Interest Accrual Period.
Pool Distribution Amount:	The Pool Distribution Amount with respect to any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Mortgage Loans, by foreclosure or otherwise (collectively, "Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.

Preliminary Summary of Terms

Class A Percentage: For any Distribution Date the percentage equal to (i) the aggregate principal balance of the Senior Certificates divided by (ii) the aggregate principal balance of the Total Certificates.

Class B Percentage: For any Distribution Date the percentage equal to 100% minus the Class A Percentage.

Senior Percentage: For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Senior Certificates (other than the Class A-PO Certificates only prior to December 2006) divided by (ii) the aggregate principal balance of the Total Certificates (other than the Class A-PO Certificates only prior to December 2006).

Subordinated Percentage: For any Distribution Date the percentage equal to 100% minus the Senior Percentage for such date.

Senior Prepayment Percentage: For the following Distribution Dates, will be as follows:

Distribution Date	Senior Prepayment Percentage
Feb. 2002 through Jan. 2009	100%
Feb. 2009 through Jan. 2010	the Senior %, plus 70% of the Sub. %
Feb. 2010 through Jan. 2011	the Senior %, plus 60% of the Sub. %
Feb. 2011 through Jan. 2012	the Senior %, plus 40% of the Sub. %
Feb. 2012 through Jan. 2013	the Senior %, plus 20% of the Sub. %
Feb. 2013 and thereafter	the Senior %

However, (i) if on any Distribution Date the Class A Percentage exceeds the initial Class A Percentage, the Senior Prepayment Percentage for such date will equal 100%, (ii) if on any Distribution Date prior to the February 2005 Distribution Date, prior to giving effect to any distributions, the Class B Percentage for such Distribution Date is greater than or equal to twice the initial Class B Percentage, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage plus 50% of the Subordinate Percentage, and (iii) if on or after the February 2005 Distribution Date, prior to giving effect to any distributions, the Class B Percentage for such Distribution Date is greater than or equal to twice the initial Class B Percentage for such Distribution Date, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage.

Net Mortgage Interest Rate:	As to any Mortgage Loan and Distribution Date, such Mortgage Loan's Mortgage Interest Rate thereon on the first day of the month preceding the month of the related Distribution Date reduced by the Servicing Fee Rate applicable to each Mortgage Loan and the Trustee Fee Rate.
Discount Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Premium Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Non-PO Percentage:	Prior to the Distribution Date occurring in December 2006 as to any Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Mortgage Loan that is not a Discount Mortgage Loan or with respect to each Distribution Date occurring on or after December 2006, 100%.
PO Percentage:	Prior to the Distribution Date occurring in December 2006 as to any Discount Mortgage Loan, 100% minus the Non-PO Percentage for such Mortgage Loan. As to any Mortgage Loan that is not a Discount Mortgage Loan or with respect to each Distribution Date occurring on or after December 2006, 0%.
Non-PO Principal Amount:	As to any Distribution Date occurring before December 2006, the sum of the applicable Non-PO Percentage of (a) the principal portion of each Monthly Payment (without giving effect to payments to certain reductions thereof due on each Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to this Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Mortgage Loan and (f) all Principal Prepayments received during the calendar month preceding the month of such Distribution

PO Principal Amount:	As to any Distribution Date occurring before December 2006, the sum of the applicable PO Percentage of (a) the principal portion of each Monthly Payment (without giving effect to payments to certain reductions thereof due on each Discount Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Discount Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to this Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Discount Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Discount Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Discount Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Discount Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Discount Mortgage Loan and (f) all Principal Prepayments on Discount Mortgage Loans received during the calendar month preceding the month of such Distribution
Senior Principal Distribution Amount:	As to any Distribution Date before December 2006, the sum of (i) the Senior Percentage of the applicable Non-PO Percentage of all amounts described in clauses (a) through (d) of the definition of "Non-PO Principal Amount" for such Distribution Date and (ii) the Senior Prepayment Percentage of the applicable Non-PO Percentage of the amounts described in clauses (e) and (f) of the definition of "Non-PO Principal Amount" for such Distribution Date subject to certain reductions due to losses. For any Distribution Date on or after December 2006, the Senior Principal Distribution Amount will equal the sum of: (i) the Senior Percentage of scheduled principal payments and (ii) the Senior Prepayment Percentage of unscheduled principal payments.
Subordinate Principal Distribution Amount:	With respect to any Distribution Date before December 2006, an amount equal to the sum of (i) the Subordinate Percentage of the applicable Non-PO Percentage of all amounts described in clauses (a) through (d) of the definition of "Non-PO Principal Amount" for such Distribution Date and (ii) the Subordinate Prepayment Percentage of the applicable Non-PO Percentage of the amounts described in clauses (e) and (f) of the definition of "Non-PO Principal Amount" for such Distribution Date subject to certain reductions due to losses. For any Distribution Date on or after December 2006, the Subordinate Principal Distribution Amount will equal the sum of: (i) the Subordinate Percentage of scheduled principal payments and (ii) the Subordinate Prepayment Percentage of unscheduled principal payments.

Class A-PO Deferred Amount:	As to any Distribution Date prior to the Senior Credit Support Depletion Date, the aggregate of the applicable PO Percentage of each Realized Loss, other than an Excess Loss, to be allocated to the Class A-PO Certificates on such Distribution Date or previously allocated to the Class A-PO Certificates and not yet paid to the Holders of the Class A-PO Certificates. Class A-PO Deferred Amounts will be payable to the holders of the Class A-PO Certificates from amounts otherwise distributable as principal to the Class B Certificates, in reverse order of priority beginning with the Class B-6 Certificates.

Credit Support

Credit support for the Offered Certificates is provided by subordination. Please see the diagram below. Additional credit enhancement is provided by the allocation of all principal prepayments to the Senior Certificates, subject to certain exceptions, for the first seven years and the disproportionately greater allocation of prepayments to the Senior Certificates over the following four years. The disproportionate allocation of prepayments will accelerate the amortization of those Senior Certificates relative to the amortization of the Subordinate Certificates. As a result, the credit support percentage for the Class A Certificates should be maintained and may be increased during the first eleven years.

Subordination of Class B Certificates


Priority of Payment
Class A (Credit Support 2.90%)
Class B-1 (Credit Support 1.50%)
Class B-2 (Credit Support 0.95%)
Class B-3 (Credit Support 0.50%)
Class B-4 (Credit Support 0.40%)
Class B-5 (Credit Support 0.20%)
Class B-6 (Credit Support 0.00%)
Order of Loss Allocation

Priority of Distributions

Distributions will be made on each Distribution Date from the Pool Distribution Amount in the following order of priority:

Priority of Distributions


First, to the Trustee
Second, to Class A to pay Interest
Third, to Class A-1 and Class A-PO to pay Principal
Fourth, to Class A-PO to pay any applicable Class A-PO Deferred Amounts
Fifth, sequentially, to each class of Subordinate Certificates to pay Interest and Principal in the order of numerical class designations, beginning with Class B-1, until each class balance is zero
Sixth, to the residual certificate, any remaining amounts

Bond Summary to Maturity

A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	4.647	4.743	4.772	**4.789**	4.796	4.793	4.742
Average Life (Years)	11.188	5.358	4.094	**3.254**	2.662	2.225	1.410
Modified Duration	7.624	4.199	3.352	**2.754**	2.309	1.968	1.296
First Principal Payment Date	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02
Last Principal Payment Date	1/25/32	1/25/32	1/25/32	**1/25/32**	1/25/32	1/25/32	5/25/29
Principal Payment Window (Months)	360	360	360	**360**	360	360	328

Bond Summary to Weighted Average Rate Reset Date(1)

A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	4.930	4.903	4.887	**4.870**	4.850	4.829	4.749
Average Life (Years)	4.209	3.276	2.892	**2.553**	2.252	1.988	1.370
Modified Duration	3.681	2.899	2.575	**2.287**	2.031	1.804	1.267
First Principal Payment Date	2/25/02	2/25/02	2/25/02	**2/25/02**	2/25/02	2/25/02	2/25/02
Last Principal Payment Date	12/25/06	12/25/06	12/25/06	**12/25/06**	12/25/06	12/25/06	12/25/06.
Principal Payment Window (Months)	59	59	59	**59**	59	59	59

(1) Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of December 2006.

Collateral Summary

Description of The Mortgage Loans

The Mortgage Loans consist of 5/1 Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 5 years and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year Libor and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year Libor index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Total Outstanding Loan Balance		$600,716,046	
Total Number of Loans		1,194	
Average Loan Principal Balance		$503,112	$301,200 to $1,000,000
WA Gross Coupon		6.061%	4.750% to 7.000%
WA FICO		732	620 to 838
WA Original Term (mos.)		359	120 to 360
WA Remaining Term (mos.)		358	120 to 360
WA OLTV		65.04%	20.00% to 95.00%
Months to First Adjustment Date		60	52 to 60
WA Gross Margin		2.250%	
WA Rate Ceiling		11.061%	9.750% to 12.000%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	69.00%	
	FL	3.33%	
	VA	2.90%	
	CO	2.49%	
	MD	2.33%	

Collateral Summary

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Primary Residence	1,119	$562,154,390.90	93.58%
Second Home	65	34,333,358.96	5.72
Investor Property	10	4,228,296.25	0.70
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Single Family Residence	729	$369,002,184.83	61.43%
PUD - Detached	334	168,976,153.78	28.13
Condominium	80	37,011,212.58	6.16
PUD - Attached	31	13,644,567.34	2.27
2-Family	12	6,738,881.89	1.12
4-Family	4	2,799,340.68	0.47
3-Family	4	2,543,705.01	0.42
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

Mortgage Loan Purpose

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Refinance - Rate/Term	680	$352,071,971.96	58.61%
Purchase	280	136,815,334.78	22.78
Refinance - Cashout	234	111,828,739.37	18.62
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

Geographical Distribution of the Mortgage Properties (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Arizona	24	$12,719,623.97	2.12%
California	823	414,515,497.95	69.00
Colorado	30	14,983,684.78	2.49
Connecticut	2	1,088,943.13	0.18
District of Columbia	11	5,864,908.37	0.98
Florida	40	20,015,243.50	3.33
Georgia	26	12,353,211.13	2.06
Idaho	2	1,700,000.00	0.28
Illinois	22	11,038,171.74	1.84
Kansas	2	891,448.41	0.15
Kentucky	1	453,000.00	0.08
Maryland	28	13,986,788.95	2.33
Massachusetts	4	2,396,134.05	0.40
Michigan	1	459,200.00	0.08
Minnesota	6	3,302,705.64	0.55
Missouri	7	3,343,803.78	0.56
Nevada	15	7,640,489.48	1.27
New Jersey	1	365,700.00	0.06
New Mexico	4	2,585,250.00	0.43
North Carolina	20	9,634,987.27	1.60
Ohio	1	408,083.51	0.07
Oregon	3	1,070,500.00	0.18
Pennsylvania	2	655,143.09	0.11
Rhode Island	3	2,336,234.29	0.39
South Carolina	18	10,639,470.39	1.77
Tennessee	15	7,389,774.18	1.23
Texas	23	10,676,108.58	1.78
Utah	1	534,400.00	0.09
Vermont	1	500,000.00	0.08
Virginia	37	17,398,953.12	2.90
Washington	19	8,580,051.00	1.43
West Virginia	1	489,200.00	0.08
Wisconsin	1	699,335.80	0.12
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 1.42% of the Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances (1)

Current Mortgage Loan Principal Balances	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
$300,000.01 to $350,000.00	215	$70,436,041.96	11.73%
$350,000.01 to $400,000.00	213	80,158,512.45	13.34
$400,000.01 to $450,000.00	146	62,187,327.31	10.35
$450,000.01 to $500,000.00	164	78,617,040.89	13.09
$500,000.01 to $550,000.00	84	44,304,491.97	7.38
$550,000.01 to $600,000.00	85	49,074,921.79	8.17
$600,000.01 to $650,000.00	73	45,977,565.96	7.65
$650,000.01 to $700,000.00	67	45,566,291.29	7.59
$700,000.01 to $750,000.00	47	34,689,647.63	5.77
$750,000.01 to $800,000.00	14	10,976,248.38	1.83
$800,000.01 to $850,000.00	22	18,294,238.50	3.05
$850,000.01 to $900,000.00	19	16,711,873.33	2.78
$900,000.01 to $950,000.00	13	12,110,952.83	2.02
$950,000.01 to $1,000,000.00	32	31,610,891.82	5.26
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Mortgage Loans is expected to be approximately $503,112.

Original Loan-To-Value Ratios (1)

Original Loan-To-Value Ratios	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
15.01% to 20.00%	1	$1,000,000.00	0.17%
20.01% to 25.00%	8	4,470,026.25	0.74
25.01% to 30.00%	18	11,367,481.74	1.89
30.01% to 35.00%	23	11,250,573.92	1.87
35.01% to 40.00%	45	24,807,795.75	4.13
40.01% to 45.00%	44	23,782,253.19	3.96
45.01% to 50.00%	68	37,705,137.83	6.28
50.01% to 55.00%	65	32,088,388.14	5.34
55.01% to 60.00%	85	44,871,609.48	7.47
60.01% to 65.00%	102	51,072,100.22	8.50
65.01% to 70.00%	180	95,433,981.98	15.89
70.01% to 75.00%	140	72,225,820.80	12.02
75.01% to 80.00%	395	183,146,468.02	30.49
85.01% to 90.00%	10	3,746,719.77	0.62
90.01% to 95.00%	10	3,747,689.02	0.62
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Mortgage Loans is expected to be approximately 65.04%.

Current Mortgage Interest Rates (1)

Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
4.501% to 4.750%	5	$2,464,245.86	0.41%
4.751% to 5.000%	2	821,239.00	0.14
5.001% to 5.250%	21	10,796,713.03	1.80
5.251% to 5.500%	40	19,600,595.98	3.26
5.501% to 5.750%	141	70,561,184.88	11.75
5.751% to 6.000%	372	184,956,665.00	30.79
6.001% to 6.250%	379	194,940,984.21	32.45
6.251% to 6.500%	177	87,793,605.55	14.61
6.501% to 6.750%	52	26,541,900.06	4.42
6.751% to 7.000%	5	2,238,912.54	0.37
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Mortgage Loans is expected to be approximately 6.061%.

Gross Margins

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
2.250%	1,194	$600,716,046.11	100.00%
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

Rate Ceilings (1)

Maximum Lifetime Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
9.501% to 9.750%	5	$2,464,245.86	0.41%
9.751% to 10.000%	2	821,239.00	0.14
10.001% to 10.250%	21	10,796,713.03	1.80
10.251% to 10.500%	40	19,600,595.98	3.26
10.501% to 10.750%	141	70,561,184.88	11.75
10.751% to 11.000%	372	184,956,665.00	30.79
11.001% to 11.250%	379	194,940,984.21	32.45
11.251% to 11.500%	177	87,793,605.55	14.61
11.501% to 11.750%	52	26,541,900.06	4.42
11.751% to 12.000%	5	2,238,912.54	0.37
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Mortgage Loans is expected to be approximately 11.061%.

First Adjustment Date (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
May 1, 2006	1	$561,125.61	0.09%
June 1, 2006	1	397,606.82	0.07
July 1, 2006	1	488,290.29	0.08
August 1, 2006	2	784,146.83	0.13
September 1, 2006	3	1,131,180.89	0.19
October 1, 2006	4	1,535,071.09	0.26
November 1, 2006	10	6,256,472.90	1.04
December 1, 2006	517	257,834,001.78	42.92
January 1, 2007	655	331,728,149.90	55.22
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Mortgage Loans is expected to be approximately 60 months.

Remaining Terms (1)

Remaining Term	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
61 to 120 months	1	$473,100.00	0.08%
121 to 180 months	5	2,043,480.00	0.34
181 to 240 months	2	1,454,326.03	0.24
241 to 300 months	2	1,390,073.32	0.23
301 to 360 months	1,184	595,355,066.76	99.11
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Mortgage Loans is expected to be approximately 358 months.

Credit Scoring of Mortgagors (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
601 to 650	54	$25,652,049.68	4.27%
651 to 700	214	111,477,455.98	18.56
701 to 750	439	221,764,682.65	36.92
751 to 800	460	227,110,573.36	37.81
801 to 850	23	13,059,667.37	2.17
Unknown Scores	4	1,651,617.07	0.27
TOTAL	**1,194**	**$600,716,046.11**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

BOAMS02A2 - Price/Yield - PTSUPP

Balance	$3,600,000.00	Delay	24
Coupon	5.165	Dated	1/1/02
Settle	1/24/02	First Payment	2/25/02

Price	*5 CPR to Roll*	*10 CPR to Roll*	*15 CPR to Roll*	*20 CPR to Roll*	*22 CPR to Roll*	*25 CPR to Roll*	*30 CPR to Roll*	*40 CPR to Roll*	*45 CPR to Roll*	*50 CPR to Roll*	*55 CPR to Roll*	*60 CPR to Roll*	*70 CPR to Roll*
98-15	5.548	5.590	5.637	5.690	5.712	5.749	5.816	5.976	6.070	6.177	6.298	6.435	6.768
98-17	5.531	5.570	5.615	5.665	5.686	5.721	5.784	5.936	6.025	6.126	6.241	6.370	6.685
98-19	5.513	5.551	5.593	5.640	5.660	5.693	5.753	5.896	5.980	6.075	6.183	6.306	6.603
98-21	5.496	5.531	5.571	5.615	5.634	5.665	5.721	5.855	5.935	6.024	6.126	6.241	6.520
98-23	5.479	5.511	5.549	5.590	5.608	5.637	5.690	5.815	5.890	5.974	6.069	6.177	6.438
98-25	5.461	5.492	5.527	5.565	5.582	5.609	5.658	5.775	5.845	5.923	6.012	6.112	6.356
98-27	5.444	5.472	5.505	5.541	5.556	5.581	5.627	5.735	5.800	5.872	5.955	6.048	6.274
98-29	5.427	5.453	5.483	5.516	5.530	5.553	5.595	5.695	5.755	5.822	5.898	5.984	6.192
98-31	5.410	5.434	5.461	5.491	5.504	5.525	5.564	5.656	5.710	5.771	5.841	5.920	6.111
99-01	5.392	5.414	5.439	5.466	5.478	5.497	5.532	5.616	5.665	5.721	5.784	5.856	6.029
99-03	**5.375**	**5.395**	**5.417**	**5.442**	**5.452**	**5.470**	**5.501**	**5.576**	**5.620**	**5.670**	**5.727**	**5.792**	**5.948**
99-05	5.358	5.375	5.395	5.417	5.427	5.442	5.470	5.536	5.576	5.620	5.671	5.728	5.866
99-07	5.341	5.356	5.373	5.392	5.401	5.414	5.438	5.497	5.531	5.570	5.614	5.664	5.785
99-09	5.324	5.337	5.351	5.368	5.375	5.386	5.407	5.457	5.487	5.520	5.558	5.600	5.704
99-11	5.306	5.317	5.330	5.343	5.349	5.359	5.376	5.418	5.442	5.470	5.501	5.537	5.623
99-13	5.289	5.298	5.308	5.319	5.323	5.331	5.345	5.378	5.398	5.420	5.445	5.473	5.542
99-15	5.272	5.279	5.286	5.294	5.298	5.303	5.314	5.339	5.353	5.370	5.389	5.410	5.461
99-17	5.255	5.259	5.264	5.270	5.272	5.276	5.283	5.299	5.309	5.320	5.332	5.347	5.381
99-19	5.238	5.240	5.242	5.245	5.246	5.248	5.252	5.260	5.265	5.270	5.276	5.283	5.301
99-21	5.221	5.221	5.221	5.221	5.221	5.221	5.221	5.221	5.221	5.220	5.220	5.220	5.220
99-23	5.204	5.201	5.199	5.196	5.195	5.193	5.190	5.181	5.176	5.171	5.164	5.157	5.140
WAL	4.21	3.72	3.28	2.89	2.75	2.55	2.25	1.75	1.55	1.37	1.21	1.07	0.83
Mod Durn	3.651	3.239	2.871	2.548	2.430	2.262	2.007	1.582	1.406	1.249	1.109	0.984	0.772
Principal Window	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06

BOAMS02A2 - Price/Yield - SEQ11

Balance	$100,000,000.00	Delay	24
Coupon	5.165	Dated	1/1/02
Settle	1/24/02	First Payment	2/25/02

Price	*5 CPR to Roll*	*10 CPR to Roll*	*15 CPR to Roll*	*20 CPR to Roll*	*22 CPR to Roll*	*25 CPR to Roll*	*30 CPR to Roll*	*40 CPR to Roll*	*45 CPR to Roll*	*50 CPR to Roll*	*55 CPR to Roll*	*60 CPR to Roll*	*70 CPR to Roll*
100-02+	5.100	5.078	5.051	5.017	5.001	4.973	4.921	4.808	4.746	4.679	4.605	4.524	4.334
100-04+	5.082	5.057	5.026	4.987	4.969	4.937	4.877	4.747	4.676	4.599	4.514	4.421	4.203
100-06+	5.064	5.036	5.001	4.957	4.936	4.900	4.833	4.687	4.606	4.519	4.423	4.319	4.073
100-08+	5.047	5.016	4.977	4.928	4.904	4.864	4.789	4.626	4.536	4.439	4.333	4.216	3.943
100-10+	5.029	4.995	4.952	4.898	4.872	4.828	4.745	4.566	4.467	4.360	4.243	4.114	3.813
100-12+	5.011	4.974	4.927	4.868	4.840	4.791	4.701	4.505	4.397	4.280	4.152	4.012	3.683
100-14+	4.993	4.953	4.902	4.838	4.808	4.755	4.658	4.445	4.328	4.201	4.062	3.910	3.554
100-16+	4.976	4.932	4.877	4.808	4.775	4.719	4.614	4.384	4.258	4.122	3.972	3.809	3.424
100-18+	4.958	4.911	4.852	4.778	4.743	4.683	4.570	4.324	4.189	4.043	3.882	3.707	3.295
100-20+	4.940	4.890	4.827	4.749	4.711	4.646	4.526	4.264	4.120	3.964	3.793	3.606	3.166
100-22+	**4.923**	**4.869**	**4.803**	**4.719**	**4.679**	**4.610**	**4.483**	**4.204**	**4.051**	**3.885**	**3.703**	**3.504**	**3.038**
100-24+	4.905	4.849	4.778	4.689	4.647	4.574	4.439	4.144	3.981	3.806	3.614	3.403	2.909
100-26+	4.887	4.828	4.753	4.660	4.615	4.538	4.395	4.084	3.913	3.727	3.524	3.302	2.781
100-28+	4.870	4.807	4.729	4.630	4.583	4.502	4.352	4.024	3.844	3.649	3.435	3.201	2.653
100-30+	4.852	4.786	4.704	4.601	4.551	4.466	4.309	3.964	3.775	3.570	3.346	3.100	2.525
101-00+	4.834	4.766	4.679	4.571	4.519	4.430	4.265	3.904	3.706	3.492	3.257	3.000	2.397
101-02+	4.817	4.745	4.655	4.541	4.488	4.394	4.222	3.845	3.637	3.413	3.168	2.899	2.269
101-04+	4.799	4.724	4.630	4.512	4.456	4.359	4.178	3.785	3.569	3.335	3.079	2.799	2.142
101-06+	4.782	4.703	4.605	4.483	4.424	4.323	4.135	3.726	3.500	3.257	2.991	2.699	2.015
101-08+	4.764	4.683	4.581	4.453	4.392	4.287	4.092	3.666	3.432	3.179	2.902	2.599	1.888
101-10+	4.747	4.662	4.556	4.424	4.361	4.251	4.049	3.607	3.364	3.101	2.814	2.499	1.761
WAL	4.00	3.37	2.80	2.30	2.12	1.87	1.52	1.09	0.94	0.82	0.72	0.63	0.49
Mod Durn	3.500	2.972	2.500	2.084	1.931	1.714	1.418	1.030	0.895	0.784	0.691	0.611	0.481
Principal Window	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Dec06	Feb02 - Nov06	Feb02 - Dec05	Feb02 - Oct04	Feb02 - Jun04	Feb02 - Feb04	Feb02 - Nov03	Feb02 - Aug03	Feb02 - Apr03

BOAMS02A2 - Price/Yield - SEQ12

Balance	$29,000,000.00	Delay	24
Coupon	5.165	Dated	1/1/02
Settle	1/24/02	First Payment	2/25/02

Price	*5 CPR to Roll*	*10 CPR to Roll*	*15 CPR to Roll*	*20 CPR to Roll*	*22 CPR to Roll*	*25 CPR to Roll*	*30 CPR to Roll*	*40 CPR to Roll*	*45 CPR to Roll*	*50 CPR to Roll*	*55 CPR to Roll*	*60 CPR to Roll*	*70 CPR to Roll*
98-10	5.540	5.540	5.540	5.540	5.540	5.540	5.549	5.601	5.639	5.685	5.739	5.803	5.962
98-12	5.525	5.525	5.525	5.525	5.525	5.525	5.534	5.583	5.619	5.663	5.715	5.775	5.927
98-14	5.510	5.510	5.510	5.510	5.510	5.510	5.518	5.565	5.600	5.641	5.691	5.748	5.892
98-16	5.495	5.495	5.495	5.495	5.495	5.495	5.503	5.548	5.580	5.620	5.666	5.721	5.857
98-18	5.480	5.480	5.480	5.480	5.480	5.480	5.488	5.530	5.561	5.598	5.642	5.694	5.823
98-20	5.465	5.465	5.465	5.465	5.465	5.465	5.472	5.512	5.541	5.576	5.618	5.666	5.788
98-22	5.450	5.450	5.450	5.450	5.450	5.450	5.457	5.494	5.522	5.554	5.594	5.639	5.753
98-24	5.435	5.435	5.435	5.435	5.435	5.435	5.442	5.476	5.502	5.533	5.569	5.612	5.719
98-26	5.421	5.421	5.421	5.421	5.421	5.421	5.426	5.459	5.483	5.511	5.545	5.585	5.684
98-28	5.406	5.406	5.406	5.406	5.406	5.406	5.411	5.441	5.463	5.490	5.521	5.558	5.650
98-30	**5.391**	**5.391**	**5.391**	**5.391**	**5.391**	**5.391**	**5.396**	**5.423**	**5.444**	**5.468**	**5.497**	**5.531**	**5.615**
99-00	5.376	5.376	5.376	5.376	5.376	5.376	5.380	5.406	5.424	5.446	5.473	5.504	5.581
99-02	5.361	5.361	5.361	5.361	5.361	5.361	5.365	5.388	5.405	5.425	5.449	5.477	5.546
99-04	5.346	5.346	5.346	5.346	5.346	5.346	5.350	5.370	5.385	5.403	5.425	5.449	5.512
99-06	5.332	5.332	5.332	5.332	5.332	5.332	5.335	5.353	5.366	5.382	5.400	5.422	5.477
99-08	5.317	5.317	5.317	5.317	5.317	5.317	5.319	5.335	5.346	5.360	5.376	5.396	5.443
99-10	5.302	5.302	5.302	5.302	5.302	5.302	5.304	5.317	5.327	5.339	5.352	5.369	5.409
99-12	5.287	5.287	5.287	5.287	5.287	5.287	5.289	5.300	5.308	5.317	5.328	5.342	5.375
99-14	5.272	5.272	5.272	5.272	5.272	5.272	5.274	5.282	5.288	5.296	5.304	5.315	5.340
99-16	5.258	5.258	5.258	5.258	5.258	5.258	5.259	5.265	5.269	5.274	5.280	5.288	5.306
99-18	5.243	5.243	5.243	5.243	5.243	5.243	5.244	5.247	5.250	5.253	5.257	5.261	5.272
WAL	4.92	4.92	4.92	4.92	4.92	4.92	4.77	4.06	3.66	3.27	2.90	2.57	1.99
Mod Durn	4.238	4.238	4.238	4.238	4.238	4.238	4.119	3.558	3.234	2.915	2.609	2.324	1.826
Principal Window	Dec06 - Dec06	Dec06 - Dec06	Dec06 - Dec06	Dec06 - Dec06	Dec06 - Dec06	Nov06 - Dec06	Dec05 - Dec06	Oct04 - Dec06	Jun04 - Dec06	Feb04 - Dec06	Nov03 - Dec06	Aug03 - Dec06	Apr03 - Dec06

Banc of America Securities LL(

Scenario Table

BOAMS 2002-A

Bond Class: A1 - Coupon 5.008% (Balloon in Month 59)

CPR	5%	10%	15%	20%	25%	30%	40%	50%	60%
99-16.0	5.116	5.120	5.126	5.132	5.139	5.147	5.167	5.194	5.229
99-18.0	5.099	5.101	5.104	5.107	5.111	5.116	5.128	5.144	5.166
99-20.0	5.082	5.082	5.082	5.083	5.084	5.085	5.089	5.094	5.102
99-22.0	5.065	5.063	5.061	5.058	5.056	5.054	5.050	5.045	5.040
99-24.0	5.048	5.044	5.039	5.034	5.029	5.023	5.010	4.995	4.977
99-26.0	5.031	5.024	5.017	5.010	5.002	4.992	4.971	4.946	4.914
99-28.0	5.014	5.005	4.996	4.986	4.974	4.962	4.932	4.897	4.851
99-30.0	4.997	4.986	4.974	4.961	4.947	4.931	4.893	4.847	4.789
100-0.0	4.980	4.967	4.953	4.937	4.920	4.900	4.854	4.798	4.726
100-2.0	4.963	4.948	4.931	4.913	4.892	4.869	4.816	4.749	4.664
100-4.0	4.946	4.929	4.910	4.889	4.865	4.839	4.777	4.700	4.602
100-6.0	4.929	4.910	4.888	4.865	4.838	4.808	4.738	4.651	4.539
100-8.0	4.912	4.891	4.867	4.840	4.811	4.778	4.699	4.602	4.477
100-10.0	4.896	4.872	4.845	4.816	4.784	4.747	4.661	4.553	4.415
100-12.0	4.879	4.853	4.824	4.792	4.757	4.717	4.622	4.504	4.353
100-14.0	4.862	4.834	4.803	4.768	4.729	4.686	4.583	4.455	4.292
100-16.0	4.845	4.815	4.781	4.744	4.702	4.656	4.545	4.406	4.230
WAL (Yrs)	4.209	3.715	3.276	2.892	2.553	2.252	1.755	1.370	1.067
Mod Dur	3.676	3.264	2.896	2.572	2.285	2.029	1.602	1.266	0.998
FirstPrinPay	02/25/2002	02/25/2002	02/25/2002	02/25/2002	02/25/2002	02/25/2002	02/25/2002	02/25/2002	02/25/2002
Maturity	12/25/2006	12/25/2006	12/25/2006	12/25/2006	12/25/2006	12/25/2006	12/25/2006	12/25/2006	12/25/2006
Prin Window (Months)	59	59	59	59	59	59	59	59	59

nbk7te1 on CLTTWP1447

1/15/2002 2:34 PM

Banc of America Securities LL(

Scenario Table

BOAMS 2002-A

Bond Class: A1 - Coupon 5.008% (Balloon in Month 59)

PSA	100%	125%	150%	175%	200%	400%	600%	800%	1000%
99-16.0	5.114	5.115	5.115	5.116	5.117	5.122	5.128	5.136	5.145
99-18.0	5.098	5.098	5.098	5.098	5.099	5.101	5.104	5.109	5.114
99-20.0	5.082	5.081	5.081	5.081	5.081	5.080	5.080	5.081	5.082
99-22.0	5.065	5.065	5.064	5.064	5.063	5.059	5.056	5.053	5.051
99-24.0	5.049	5.048	5.047	5.046	5.045	5.038	5.032	5.025	5.019
99-26.0	5.032	5.031	5.030	5.029	5.027	5.018	5.008	4.998	4.988
99-28.0	5.016	5.014	5.013	5.011	5.010	4.997	4.984	4.970	4.957
99-30.0	5.000	4.998	4.996	4.994	4.992	4.976	4.960	4.943	4.926
100-0.0	4.983	4.981	4.979	4.976	4.974	4.955	4.936	4.915	4.894
100-2.0	4.967	4.964	4.962	4.959	4.956	4.935	4.912	4.888	4.863
100-4.0	4.950	4.948	4.945	4.942	4.939	4.914	4.888	4.860	4.832
100-6.0	4.934	4.931	4.928	4.924	4.921	4.893	4.864	4.833	4.801
100-8.0	4.918	4.914	4.911	4.907	4.903	4.872	4.840	4.805	4.770
100-10.0	4.902	4.898	4.894	4.890	4.886	4.852	4.816	4.778	4.739
100-12.0	4.885	4.881	4.877	4.872	4.868	4.831	4.792	4.750	4.708
100-14.0	4.869	4.864	4.860	4.855	4.850	4.811	4.768	4.723	4.677
100-16.0	4.853	4.848	4.843	4.838	4.833	4.790	4.744	4.696	4.646
WAL (Yrs)	**4.364**	**4.270**	**4.179**	**4.089**	**4.002**	**3.383**	**2.893**	**2.496**	**2.182**
Mod Dur	**3.810**	**3.733**	**3.658**	**3.585**	**3.513**	**3.003**	**2.595**	**2.263**	**1.997**
FirstPrinPay	**02/25/2002**	**02/25/2002**	**02/25/2002**	**02/25/2002**	**02/25/2002**	**02/25/2002**	**02/25/2002**	**02/25/2002**	**02/25/2002**
Maturity	**12/25/2006**	**12/25/2006**	**12/25/2006**	**12/25/2006**	**12/25/2006**	**12/25/2006**	**12/25/2006**	**12/25/2006**	**12/25/2006**
Prin Window (Months)	**59**	**59**	**59**	**59**	**59**	**59**	**59**	**59**	**59**

Bond Class A3

Period Number	Pay Date	Performing Balance	Principal Payment	Interest Payment	Interest Rate
1	2/25/2002	29,000,000.00	0	124,700.00	5.16
2	3/25/2002	29,000,000.00	0	124,700.00	5.16
3	4/25/2002	29,000,000.00	0	124,700.00	5.16
4	5/25/2002	29,000,000.00	0	124,700.00	5.16
5	6/25/2002	29,000,000.00	0	124,700.00	5.16
6	7/25/2002	29,000,000.00	0	124,700.00	5.16
7	8/25/2002	29,000,000.00	0	124,700.00	5.16
8	9/25/2002	29,000,000.00	0	124,700.00	5.16
9	10/25/2002	29,000,000.00	0	124,700.00	5.16
10	11/25/2002	29,000,000.00	0	124,700.00	5.16
11	12/25/2002	29,000,000.00	0	124,700.00	5.16
12	1/25/2003	29,000,000.00	0	124,700.00	5.16
13	2/25/2003	29,000,000.00	0	124,700.00	5.16
14	3/25/2003	29,000,000.00	0	124,700.00	5.16
15	4/25/2003	29,000,000.00	0	124,700.00	5.16
16	5/25/2003	29,000,000.00	0	124,700.00	5.16
17	6/25/2003	29,000,000.00	0	124,700.00	5.16
18	7/25/2003	29,000,000.00	0	124,700.00	5.16
19	8/25/2003	29,000,000.00	0	124,700.00	5.16
20	9/25/2003	29,000,000.00	0	124,700.00	5.16
21	10/25/2003	29,000,000.00	0	124,700.00	5.16
22	11/25/2003	29,000,000.00	0	124,700.00	5.16
23	12/25/2003	29,000,000.00	0	124,700.00	5.16
24	1/25/2004	29,000,000.00	0	124,700.00	5.16
25	2/25/2004	29,000,000.00	0	124,700.00	5.16
26	3/25/2004	29,000,000.00	0	124,700.00	5.16
27	4/25/2004	29,000,000.00	0	124,700.00	5.16
28	5/25/2004	29,000,000.00	0	124,700.00	5.16
29	6/25/2004	29,000,000.00	0	124,700.00	5.16
30	7/25/2004	29,000,000.00	0	124,700.00	5.16
31	8/25/2004	29,000,000.00	0	124,700.00	5.16
32	9/25/2004	29,000,000.00	0	124,700.00	5.16
33	10/25/2004	29,000,000.00	0	124,700.00	5.16
34	11/25/2004	29,000,000.00	0	124,700.00	5.16
35	12/25/2004	29,000,000.00	0	124,700.00	5.16
36	1/25/2005	29,000,000.00	0	124,700.00	5.16
37	2/25/2005	29,000,000.00	0	124,700.00	5.16
38	3/25/2005	29,000,000.00	0	124,700.00	5.16
39	4/25/2005	29,000,000.00	0	124,700.00	5.16
40	5/25/2005	29,000,000.00	0	124,700.00	5.16
41	6/25/2005	29,000,000.00	0	124,700.00	5.16
42	7/25/2005	29,000,000.00	0	124,700.00	5.16
43	8/25/2005	29,000,000.00	0	124,700.00	5.16
44	9/25/2005	29,000,000.00	0	124,700.00	5.16
45	10/25/2005	29,000,000.00	0	124,700.00	5.16
46	11/25/2005	29,000,000.00	0	124,700.00	5.16
47	12/25/2005	29,000,000.00	0	124,700.00	5.16
48	1/25/2006	29,000,000.00	0	124,700.00	5.16
49	2/25/2006	29,000,000.00	0	124,700.00	5.16

50	3/25/2006	29,000,000.00	0	124,700.00	5.16
51	4/25/2006	29,000,000.00	0	124,700.00	5.16
52	5/25/2006	29,000,000.00	0	124,700.00	5.16
53	6/25/2006	29,000,000.00	0	124,700.00	5.16
54	7/25/2006	29,000,000.00	0	124,700.00	5.16
55	8/25/2006	29,000,000.00	0	124,700.00	5.16
56	9/25/2006	29,000,000.00	0	124,700.00	5.16
57	10/25/2006	29,000,000.00	0	124,700.00	5.16
58	11/25/2006	29,000,000.00	88,913.26	124,700.00	5.16
59	12/25/2006	28,911,086.74	28,911,086.74	139,970.77	5.8097
			29,000,000.00	7,372,570.77	

Total Payment	End Balance
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00

124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
124,700.00	29,000,000.00
213,613.26	28,911,086.74
29,051,057.52	0
36,372,570.77	